UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number 001-38209

DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Despegar.com Announces 2Q20 Financial Results

Delivered Cost Reduction Targets

Successful Cash Preservation Strategy – New Financing in August

Positive Improving Trend in Bookings since April Lows

BRITISH VIRGIN ISLANDS--(BUSINESS WIRE)--August 21, 2020--Despegar.com, Corp. (NYSE: DESP), (“Despegar” or the “Company”) a leading online travel company in Latin America, today announced unaudited results for the three-months ended June 30, 2020 (2Q20). Financial results are expressed in U.S. dollars and are presented in accordance with U.S. generally accepted accounting principles.

Second Quarter 2020 Key Financial and Operating Highlights

(For definitions, see page 15)

  Results reflect global travel disruption brought about by the COVID-19 pandemic – restrictions more severe in Latin America
  Gross bookings on an FX neutral basis declined 94% year-over-year (YoY) and as reported declined 96% YoY to $48.9 million
  Revenues as reported were negative $9.7 million, which include the impact of cancellations due to COVID-19. Excluding this, as reported revenues would have declined 96% to $4.2 million
  Transactions and Room Nights down 92% and 91% YoY, respectively
  Excluding Extraordinary Charges, Adjusted EBITDA loss was $32.0 million. Reported Adjusted EBITDA loss was $65.8 and $7.3 million in 2Q20 and 2Q19, respectively
  Non-recurring charges that impact Net Income were $35.6 million in 2Q20, of which $27.4 million are non-cash and $7.2 million reflect severance charges as well as $1.1 million in M&A expenses & professional charges. Non-cash charges consist of: i) provisions for customer refunds, ii) impairment charges, and iii) provisions for bad debt associated with Chapter 11 proceedings of several Latin American airlines, as well as Judicial Recovery Proceedings of Avianca Brasil
  Structural Costs declined 32% YoY and 23% quarter-over-quarter (QoQ) reflecting measures implemented during 2Q20
    Exceeded run-rate goal for 2Q20 Structural Costs by 3%, achieving Structural Costs of $33.1 million and remain on track to meet goal of $28 million in Structural Costs for 3Q20
  Operating cash flow was $20.0 million in 2Q20, up from $9.5 million in 2Q19
  Solid balance sheet - Unrestricted cash and cash equivalents of $224 million at quarter end, essentially flat when compared with March 31, 2020. Secured $40 million 1-year term committed credit facility
  Best Day acquisition terms renegotiated and on track to close in second half 2020

Subsequent Events

  Financing – On August 20, 2020 the Company entered into two financing transactions, for a total of $200 million with the following key terms: i) with L Catterton, issuance and sale of preferred stock plus warrants for an aggregate purchase price of $150 million, ii) with Waha Capital, issuance and sale of series B preferred shares convertible into ordinary shares for an aggregate purchase price of $50 million. The Company intends to use the proceeds from these transactions for general corporate purposes, including potential acquisitions.
  Koin – On August 20, 2020, Despegar acquired an 84% equity stake in Koin, a proven Brazilian online payment platform. The acquisition of Koin will enhance customer financing options provided by Despegar. The Company has been offering the Koin online boleto parcelado solution to its customers in Brazil since early 2019. The acquisition was settled through the capitalization of Despegar's receivables for a total of R$ 20 million (approximately $4 million).

Message from CEO

Commenting on the Company’s performance, Damian Scokin, CEO stated, “This past quarter, we were impacted not only by the natural fall off in travel demand but also by the travel restrictions imposed by the different governments in the region which, in some countries, were rather severe. Encouragingly, we have seen a positive trend in bookings both in June and July that has continued during the first two weeks of August.

With respect to the variables that are within our control, we have delivered against the objectives we had previously disclosed, including; i) reducing our cost structure and achieving a 32% reduction in our structural costs on a year over year basis, surpassing the targets outlined in the first quarter and taking this opportunity to become an even leaner organization going forward, ii) taking care of our customers by adding flexibility to our refund policy to those bookings impacted by the pandemic, iii) strengthening our balance sheet with new financings including a $40 million revolving facility and subsequent to quarter-end raising an additional $200 million via two private placement transactions, iv) executing against our M&A strategy. We renegotiated the terms of the Best Day acquisition which includes the deferral of the payment of the purchase price for 36 months. Additionally, the acquisition of Koin expands our technological platform through the addition of a payment solution serving the attractive Brazilian market.

While the outlook remains uncertain, we have taken appropriate action to mitigate the effects of the pandemic while continuing to protect our business and laying the foundation for an even stronger competitive position when travel once again resumes. I have been impressed and inspired by how the Despegar team has come together and how our employees responded to this crisis. I would like to thank all of our stakeholders, employees and investors for their support.”

Operating and Financial Metrics Highlights
(In millions, except as noted)
	2Q20	2Q19	% Chg
Operating metrics
Number of transactions	0.207	2.448	(92%)
Gross bookings	$48.9	$1,118.1	(96%)
Financial metrics
Revenues	($9.7)	$114.1	n.m.
Net income (loss)	($57.1)	($16.5)	n.m.
Adjusted EBITDA	($65.8)	($7.3)	n.m.
EPS Basic	($0.82)	($0.24)	n.m.
EPS Diluted	($0.82)	($0.23)	n.m.

Extraordinary Charges
Adjusted EBITDA	($65.8)	($7.3)	n.m.
Extraordinary cancellations due to COVID-19	(13.9)
Extraordinary bad debt from four airline bankruptcies	(11.7)
Extraordinary restructuring charges	(7.2)
Rebranding charges		(8.6)
M&A expenses & professional charges	(1.1)
Adjusted EBITDA (Excl. Extraordinary Charges)	($32.0)	$2.9	n.m.
Shares Outstanding - Basic	69,767.191	69,496.69
Shares Outstanding - Diluted	69,767.191	70,652.03
EPS Basic (Excl. Extraordinary Charges)	(0.31)	(0.09)
EPS Diluted (Excl. Extraordinary Charges)	(0.31)	(0.09)

Business Update on COVID-19

Governmental Flight Restrictions

The COVID-19 virus outbreak has caused a disruption both in the aviation and in the accommodation industries resulting in drastic reductions in passenger traffic and hotel bookings. Several governments in LatAm implemented severe measures to contain the spread, including the closing of borders and prohibition of travel, domestic lockdowns and quarantine measures. Although LatAm governments were quick to shut down, the pandemic took longer to spread in the region, thus the travel industry is taking longer to recover.

In Brazil, while flights have not been restrained for local residents throughout 2Q20, accommodations have been limited in accordance with the regulation of each Brazilian state. Mexico’s commercial aviation remained open throughout the period, but hotels had to close both in April and in May. In Argentina, both hotels and flights remained unavailable during the quarter, with restrictions in place to-date. In Colombia, international flights are expected to resume on September 1, 2020 while domestic flights were allowed to resume on July 1, 2020 subject to requests for approval by local municipalities where the airports are located. Given the complexity to date domestic flights have not resumed. In Peru, domestic flights resumed on July 14 ,2020 to be interrupted again one month later, while international air travel is expected to restart on September 1, 2020.

Impact of COVID-19 on Travel Trends

As expected, the minimum levels in new travel bookings observed in March continued throughout the second quarter. The Company’s as reported gross bookings were down over 96% in the quarter reflecting the restrictions to travel imposed by the different governments in the region due to COVID-19 and the natural fall off in travel demand due to the pandemic and the reduction in air capacity.

Throughout the months of June and July, Despegar’s transactions and gross bookings were higher than the low levels of previous months. This trend has continued throughout the first two weeks of August.

Cost Control Initiatives

The Company outperformed on its Cost Savings Program, achieving a $33.1 million run-rate for Structural Costs, 32% lower on a YoY basis and in line with the previously announced goal of $34 million for the quarter (excluding one-time items such as restructuring costs and other Extraordinary Charges and assuming a zero revenue environment). Included in this cost saving, were sequential declines of 25% in total payroll and 19% in non-payroll expenses.

Despegar is committed to significantly streamline operations and remains on track to meet its objective of achieving its target of a $28 million run rate for Structural Costs as defined above for 3Q20. More details are discussed further on in this press release.

Solid Financial Position:

The Company’s balance sheet remains solid with unrestricted cash and cash equivalents of $224 million at quarter end, essentially flat when compared with March 31, 2020.

  Additionally, on June 23, 2020, the Company secured a $40 million committed revolving credit facility with a 1-year term. To date the Company has not drawn down on this credit facility.
  As disclosed on June 11, 2020, Despegar amended its agreement to acquire Best Day in Mexico, including changes to valuation and timing of payments as well as minimizing or eliminating near-term cash outlays associated with the purchase price, non scheduled for 36 months following the closing date.
  Aggregate Net Operational Short-term Obligations (comprised of travel accounts payable plus related party payables and accounts payable and accrued expenses, minus trade accounts receivable net of credit expected loss and related party receivables) were $118.4 million as of June 30, 2020, compared to Aggregate Net Operational Short-Term Obligations of $52.9 million as of March 31, 2020.
  Subsequent to quarter end, Despegar obtained a total of $200 million through two financing transactions, i) the private placement of preferred stock plus warrants, and ii) the private placement of series B preferred shares convertible into ordinary shares.

Non-cash Impact of Chapter 11 Proceedings of Avianca Holdings, Aeromexico and LATAM Airlines and Update on Judicial Recovery Proceedings of Avianca Brasil

In line with the prudence principle of accounting, during 2Q20, Despegar made provisions for bad debt charges in the amount of $7.3 million in connection with the Chapter 11 proceedings entered into by Avianca Holdings, Aeromexico and LATAM Airlines during the quarter. These amounts include both receivables of uncollected incentives and refunds arising from flight cancelations in connection with COVID-19. While Despegar is provisioning these amounts as bad debt charges, it remains in proactive conversations with these airlines to collect funds owed.

In connection with the Judicial Recovery Proceeding (Recuperacao Judicial) for amounts owed by Avianca Brasil initiated in December 2018, the Company has taken a charge of $4.4 million in 2Q20, which represents the total amount owed as it has been unable to enforce collection of the guaranteed amounts over the past year. However, the Company continues to pursue legal actions to recover the disputed amounts from the guarantor. As of June 30, 2020, Despegar has eliminated its exposure to Avianca Brasil.

Impairment

During 2Q20, following accounting guidance due to the extraordinary Covid-19 related circumstances, Despegar recorded:

  an impairment charge of $0.3 million due to the prolonged deterioration of the Company’s long-lived assets, and a $1.1 million adjustment to the retail client portfolio from Viajes Falabella, due to the extended closure of the offline stores.

Overview of Second Quarter 2020 Results

Key Operating Metrics
(In millions, except as noted)
		2Q20		2Q19	% Chg	FX Neutral % Chg
	$	% of total	$	% of total
Gross Bookings	$48.9		$1,118.1		(96%)	(94%)
Average selling price (ASP) (in $)	$236		$457		(48%)	(33%)
Number of Transactions by Segment & Total
Air	0.2	74%	1.5	60%	(90%)
Packages, Hotels & Other Travel Products	0.1	26%	1.0	40%	(95%)
Total Number of Transactions	0.2	100%	2.4	100%	(92%)

Second quarter 2020 results include three-months of operations from Viajes Falabella in Chile, Argentina, Colombia and Peru. By comparison, 2Q19 results include only one month of operations of Viajes Falabella operations in Chile, Peru and Argentina. When discussing Viajes Falabella’s contribution to this quarter’s performance, only the net difference between 2Q20 and 2Q19 figures is considered. This consideration applies throughout this release.

Transactions declined 92% YoY to $0.2 million in 2Q20, while FX neutral gross bookings declined 94%. As reported gross bookings decreased 96% YoY to $48.9 million in 2Q20 reflecting travel restrictions across the region to contain the spread of COVID-19 and its corresponding impact on demand.

The average selling price (“ASP”) in 2Q20 decreased 33% YoY on an FX neutral basis and 48% as reported to $236 per transaction. On an as reported basis, the decrease was largely driven by: i) the effects of the pandemic on the product mix with a significant shift towards domestic products, and ii) the depreciation of the currencies across the region.

Geographical Breakdown

Geographical Breakdown of Select Operating and Financial Metrics
(In millions, except as noted)
2Q20 vs. 2Q19 - As Reported

	Argentina	Brazil	Rest of Latam	Total
	% Chg.	% Chg.	% Chg.	% Chg.
Transactions ('000)	(99%)	(86%)	(94%)	(92%)
Gross Bookings	(98%)	(95%)	(96%)	(96%)
ASP ($)	36%	(62%)	(29%)	(48%)
Revenues				n.m.
Gross Profit				n.m.
2Q20 vs. 2Q19 - FX Neutral Basis

	Argentina	Brazil	Rest of Latam	Total
	% Chg.	% Chg.	% Chg.	% Chg.
Transactions ('000)	(99%)	(86%)	(94%)	(92%)
Gross Bookings	(97%)	(93%)	(95%)	(94%)
ASP ($)	111%	(48%)	(18%)	(33%)
Revenues				n.m.
Gross Profit				n.m.

During 2Q20, Brazil, Despegar´s largest market, accounting for 66% of total orders, reported an 86% YoY decrease in transactions reflecting travel limitations due to the reduction in air routes along with restrictions implemented by several Brazilian states. Gross bookings decreased 95% YoY driven by the abovementioned industry contraction, a 37% depreciation of the Brazilian Real and an almost complete shift to domestic travel. These factors led to YoY decreases of 62% in as reported ASPs and 48% on an FX neutral basis. On an FX neutral basis, gross bookings decreased 93%.

In Argentina, transactions and gross bookings decreased 99% and 98%, respectively due to the COVID-19 related lockdown imposed by the government, which restricts all commercial air travel until September 1, 2020. On an FX neutral basis, gross bookings declined YoY by 97% and ASPs increased 111%.

Across the Rest of Latin America, Despegar reported decreases of 94% in transactions and 96% in gross bookings. While the Mexican government has not established travel bans to-date, other countries in the region have imposed restrictions on domestic and/or international travel. ASPs decreased 29% year-over-year to $317. On an FX neutral basis, gross bookings decreased 95%, while ASPs decreased 18%.

Revenue

Revenue Breakdown
(In millions, except as noted)
	2Q20	2Q19	% Chg
	$	$
Total Revenue	($9.7)	$114.1	n.m.
Extraordinary Charges
Extraordinary Cancellations due to COVID-19	($13.9)
Total Revenue (Excluding Extraordinary Charges)	$4.2	$114.1	(96%)

Total revenue margin (Excluding Extraordinary Charges)	8.5%	10.2%	(171) bps

As reported revenues, inverted to a negative $9.7 million in 2Q20, compared to $114.1 million in 2Q19, reflecting the effect of COVID-19 on travel demand and extraordinary cancellations that resulted in: i) customer refunds that took place throughout 2Q20, ii) provisioning of refunds in 2Q20 for the months of July, August and September, and iii) provisioning of new refunds due to the relaxation of the Company’s refund policy. Excluding the extraordinary cancellations and related provisions due to COVID-19, revenues would have decreased 96% to $4.2 million, in line with the reduction in transactions and gross bookings.

These effects were partially offset by the net contribution of two months of Viajes Falabella. Revenue margin, excluding the above-mentioned extraordinary cancellations decreased 171 basis points YoY, to 8.5% in the quarter.

Cost of Revenue and Gross Profit / (Loss)

Cost of Revenue and Gross Profit
(In millions, except as noted)
	2Q20	2Q19	% Chg
Revenue	($9.7)	$114.1	n.m.
Cost of Revenue	$13.8	$40.3	(66%)
Gross Profit / (Loss)	($23.5)	$73.7	n.m.

Extraordinary Charges
Total Revenue	($9.7)	$114.1
Extraordinary Cancellations due to COVID-19	($13.9)	-
Total Revenue (Excl. Extraordinary Charges)	$4.2	$114.1
Total Cost of Revenue	$13.8	$40.3
Charges to exposure to Avianca Brasil (Errors)	-	($1.2)
Extraordinary restructuring charges	($1.7)	-
Total Cost of Revenue (Excl. Extraordinary Charges)	$12.1	$39.1
Gross Profit / (Loss) (Excl. Extraordinary Charges)	($7.9)	$74.9	n.m.

Cost of revenue, which mainly consists of credit card processing fees, bank fees related to customer financing installment plans offered and fulfillment center expenses, decreased 66% YoY to $13.8 million in 2Q20 from $40.3 million in 2Q19.

The absolute year-on-year decrease in cost of revenue was primarily driven by a reduction in variable costs, including cost of installments and credit card processing fees in line with the 92% YoY decline in transactions. Lower fulfillment center expenses, following the outsourcing of the call center operations as of 1Q20 and reduced fraud and errors also contributed to this decline.

In 2Q20, Despegar reported a gross loss of $23.5 million compared with gross profit of $73.7 million in 2Q19. Excluding the impact from customers’ extraordinary cancellations due to COVID-19 and severance in connection with the outsourcing of the call center operations, the Company would have reported a comparable gross loss of $7.9 million in 2Q20.

Operating Expenses

Operating Expenses
(In millions, except as noted)
	2Q20	2Q19	% Chg
Selling and marketing	$6.8	$50.7	(86%)
General and administrative	$24.4	$21.3	15%
Technology and product development	$18.4	$18.1	2%
Impairment of long-lived assets	$1.3	–	n.m.
Total operating expenses	$51.0	$90.0	(43%)

Extraordinary Charges
Selling and marketing	$6.8	$50.7
Extraordinary restructuring charges	($2.9)
Rebranding charges		($8.6)
Selling and marketing (Excl. Extraordinary Charges)	$4.0	$42.1	(91%)
General and administrative	$24.4	$21.3
Extraordinary bad debt from four Airline bankruptcies	($11.7)
Extraordinary restructuring charges	($0.4)	–
M&A expenses & professional charges	($1.1)
VF non-core client portfolio amortization	($0.5)
General and administrative (Excl. Extraordinary Charges)	$10.9	$20.9	(48%)
Technology and product development	$18.4	$18.1
Extraordinary restructuring charges	($2.2)	–
Technology and product development (Excl. Extraordinary Charges)	$16.2	$18.1	(10%)
Impairment of long-lived assets	$1.3	–
Impairment of long-lived assets	($1.3)
Impairment of long-lived assets (Excl. Extraordinary Charges)	–	–
Total operating expenses (Excl. Extraordinary Charges)	$31.0	$81.0	(62%)

Operating Expenses declined 43% YoY to $51.0 million in 2Q20, reflecting the effort to reduce Structural Costs together with Despegar´s overall leaner cost structure.

Excluding the Extraordinary Charges described below in both 2Q20 and 2Q19 and the net increase in Viajes Falabella’s expenses due to the inclusion of three months of the four subsidiaries in 2Q20, total operating expenses decreased 69% YoY to $24.2 million in 2Q20. This reflects a combination of cost savings implemented last year and in early 2020, as well as mitigation measures introduced in 1Q20 in connection with Covid-19 which continued during 2Q20.

Despegar achieved a 32% YoY reduction in Structural Costs reaching a $33.1 million run-rate in 2Q20, 3% better than its previously announced goal of $34 million run-rate for the quarter. This included sequential reductions of 25% in total payroll and 19% in non-payroll expenses.

The Company is committed to significantly streamlining operations and remains on track to meet its target $28 million run-rate for Structural Costs for 3Q20.

Selling and marketing (S&M) expenses declined 86% YoY and would have decreased 97% YoY to $1.2 million, when excluding Viajes Falabella and severance in connection with the cost savings program implemented in response to COVID-19. Note that the latter comparison also excludes extraordinary costs in 2Q19 associated with the Company’s rebranding campaign. This decrease is mostly due to the elimination of direct marketing spend since the COVID-19 outbreak in LatAm, with only a small portion of the structural marketing costs remaining. Net operational costs from Viajes Falabella stores and telesales operations added $1.6 million to S&M expenses in 2Q20.

General and administrative (G&A) expense increased 15% YoY as reported and would have declined 59% YoY to $8.2 million, excluding the following non-comparable items in both quarters:

  $13.5 million in extraordinary charges in 2Q20 as follows:
    $11.7 million in non-cash provisions for bad debt in connection with the bankruptcies of four airlines,
    $1.1 million in connection with M&A expenses and professional charges;
    $0.5 million in accelerated amortization of Viajes Falabella’s entire non-core client portfolio, and
    $0.4 million in severance charges in connection with the cost savings program implemented following the COVID-19 outbreak.
  Net $1.7 million in G&A expenses at Viajes Falabella in 2Q20.
  $0.4 million in charges during 2Q19 associated with the provisions for bad debt resulting from Avianca Brasil’s cessation of operations.

Technology and product development expenses increased 2% YoY as reported and would have decreased 16% when excluding $1.0 million in connection with Viajes Falabella’s operations and $2.2 million associated with extraordinary severance charges.

Financial Income/Expenses

In the second quarter of 2020, the Company reported a net financial gain of $9.4 million compared to a net financial expense of $1.7 million in 2Q19. In 2Q20, Despegar reported foreign exchange gains and lower credit card factoring expenses. These were partially offset by a decrease in interest income as a result of lower amounts invested.

Income Taxes

The Company reported an income tax gain of $8.0 million in 2Q20, compared to $1.5 million in 2Q19. The effective tax rate in 2Q20 was 12.32%, compared to 8.26% in 2Q19.

The variation in the effective rate is driven by the combination of geographical mix of profits and losses due to COVID-19 and deferred tax assets valuation gains in 2Q19.

Despegar’s effective tax rate is based on forecasted annual results which may fluctuate throughout the rest of the year, particularly due to the uncertainty in the Company’s annual forecasts resulting from the impact of COVID-19 on the Company’s operating results.

Adjusted EBITDA & Margin

Adjusted EBITDA Reconciliation & Adjusted EBITDA Margin
(In millions, except as noted)
	2Q20	2Q19	% Chg
Net income/ (loss)	($57.1)	($16.5)	247%
Add (deduct):
Financial expense, net	($9.4)	$1.7	n.m.
Income tax expense	($8.0)	($1.5)	440%
Depreciation expense	$1.8	$2.7	(34%)
Amortization of intangible assets	$5.5	$3.1	78%
Share-based compensation expense	$0.1	$3.2	(96%)
Impairment of long-lived assets	$1.3	–	n.m.
Adjusted EBITDA	($65.8)	($7.3)	n.m.

Extraordinary Charges
Adjusted EBITDA	($65.8)	($7.3)
Extraordinary Cancellations due to COVID-19	($13.9)
Extraordinary restructuring charges	($7.2)
Extraordinary bad debt from four Airline bankruptcies	($11.7)
Rebranding Charges		($8.6)
M&A expenses & professional charges	($1.1)
Adjusted EBITDA (Excl. Extraordinary Charges)	($32.0)	$2.9	n.m.

The Adjusted EBITDA loss was $65.8 million and $7.3 million in 2Q20 and 2Q19, respectively. The above mentioned figures correspond to the Company’s definition of Adjusted EBITDA.

Excluding the Extraordinary Charges listed below resulting from the impact of COVID-19, Adjusted EBITDA loss was $32.0 million, compared to Adjusted EBITDA of $2.9 million in 2Q19:

  $13.9 million charge resulting from an atypical spike in customer travel cancellations;
  $7.2 million restructuring charges resulting from the implementation of cost saving measures;
  $11.7 million in non-cash provisions for bad debt in connection with the bankruptcies of four airlines ; and
  $1.1 million in connection with M&A expenses and professional charges.

In 2Q19 results were impacted by the following extraordinary charges:

  $8.6 million in rebranding costs; and
  $1.6 million from the cessation of operations of Avianca Brasil.

Balance Sheet and Cash Flow

The Company’s cash and treasury operations are managed locally while subsidiaries’ dividends are paid directly to Despegar in Delaware, U.S. Additionally, the majority of Despegar’s cash balance is held in US dollars in the US and the UK. Despegar minimizes its foreign currency exposures by managing natural hedges, netting its current assets and current liabilities in similarly denominated foreign currencies, and managing short term loans and investments for hedging purposes.

Cash and cash equivalents, including restricted cash, at June 30, 2020 was $228.1 million. During the quarter, cash and cash equivalents increased by $2.2 million sequentially, while the total debt balance decreased QoQ by $7.6 million to $10.0 million. On June 23, 2020, Despegar secured a $40 million committed revolving credit facility with a 1-year term. To-date the Company has not drawn down on this revolving credit facility.

Subsequent to quarter-end, on August 20, 2020 Despegar obtained a total of $200 million through two financing transactions, i) the private placement of preferred stock plus warrants, and ii) the private placement of series B preferred shares convertible into ordinary shares.

Despegar generated cash flow from operating activities of $20.0 million in 2Q20, up from $9.5 million in 2Q19. With respect to working capital impacts to cash flow, receivables decreased while tourist payables increased resulting in the above mentioned $20.0 million cash flow generation.

On Funds from Operations, in 2Q20 the Company reported a Net Loss of $57.1 million partially offset by Non-Cash adjustments of $9.5 million which mostly reflects allowances for doubtful accounts.

During 2Q20, the Company’s capital expenditures were $9.8 million compared to $10.9 million during the same quarter in the prior year, primarily due to a $5.8 million payment related to the acquisition of Viajes Falabella.

Significant 2Q20 Events

Despegar Obtains $40 Million Committed Credit Facility

On June 23, 2020 Despegar announced that it had signed a $40 million committed revolving credit facility (the “Facility”) with Citibank. The Facility has a 1-year term, renewable for an additional six-months if certain financial covenants are met. This financing provides Despegar with additional financial flexibility with funds expected to be used for general corporate purposes.

Despegar Agrees to Revised Terms in Acquisition of Best Day Travel Group

On June 11, 2020 Despegar announced that it had amended its previously announced agreement to acquire Best Day Travel Group (“Best Day”). Best Day is expected to represent a key asset for Despegar, given its strong presence and brand awareness in Mexico.

As a result of negotiations undertaken in response to the substantial effects of the COVID-19 crisis on the global travel and OTA industries, Despegar and Best Day have agreed to the following terms:

  Base consideration of approximately US$56.5 million. The purchase price is subject to adjustments based on net indebtedness and working capital, and is payable 36 months following the closing date. The revised terms require no cash outlays in respect of the purchase price at transaction closing.
  An additional variable purchase price component, ranging from zero to US$20 million, payable 48 months following the closing date. The variable component will be based on the performance of Despegar’s share price during a six-month period prior to the fourth anniversary of the closing date.

These revised terms reflect a reduction from the consideration of US$136 million announced on January 27, 2020, a portion of which was payable on a deferred basis and subject to adjustment based on performance. The transaction is expected to close in 2H20.

Update on Long-Term Incentive Program

Responding to the impact of COVID-19 on the Company’s business and subsequent stock price, on May 19, 2020 Despegar’s Board of Directors approved amendments to the Company’s Long-Term Compensation Program. The amendments did not result in further share dilution.

The aim of this Plan is:

  To retain the most talented executives/officers, managers and other key personnel; and
  To promote the growth and success of the Company’s business, (i) by aligning the long-term financial interests of Officers and Managers with those of the shareholders and (ii) by rewarding exceptional performance and providing long-term incentives for future contributions to the success of the Company.

The amendment did not result in any further dilution as there was a recovery of 1,652,688 Stock Options and Restricted Stock Units due to the following:

  Forfeiting of 1,146,316 stock options that were underwater and repricing of the remaining 981,457; and
  Recovery of long-term incentives in connection with former employees as part of Despegar’s reduction in staff associated with the Company’s Cost Savings Program which represents 506,372 options and restricted share units.

As of June 30, 2020; of the 1,652,688 recovered Stock options and Restricted Share Units, 1,144,773 were subsequently granted to the middle management and above leadership teams.

Subsequent Events

Despegar Announces $200 Million Capital Raise

On August 20, 2020, the Company entered into two financing transactions, for a total of $200 (the “Transaction”) with the following key terms: i) to L Catterton, issuance and sale of preferred stock plus warrants for an aggregate purchase price of $150 million, and ii) to Waha Capital, issuance and sale of series B preferred shares convertible into ordinary shares for an aggregate purchase price of $50 million. Despegar intends to use the proceeds from this Transaction for general corporate purposes, including potential acquisitions.

Despegar Acquires 84% Equity Stake in Koin, a Proven Brazilian Online Payment Platform

In line with the Company’s focus on means of payments, on August 20, 2020, Despegar acquired an 84% equity stake in Koin Administradora de Cartoes e Meios de Pagamentos S.A (“Koin”), a proven and leading Brazilian online payment platform, to enhance customer financing options. The acquisition was settled through the capitalization of Despegar's receivables for a total of R$ 20 million (approximately $4 million).

Koin is a Brazilian fintech company that operates as a point of sale (“PoS”) consumer lender. It offers a buy now, pay later in installments solution (“Boleto Parcelado”) through Boleto Bancario (“Boleto”). Boleto is an official Brazilian push payment method regulated by the Central Bank of Brazil that generates 3.7 billion transactions per year, accounting for approximately 19% of all online payment transactions as of 2019 (1).

For the past year, Despegar has been offering Koin’s financing solution which has resulted in higher customer transaction conversion rates in Brazil. The Company expects to continue enhancing the Koin platform leveraging Despegar’s customer base and capabilities.

In addition to this immediate investment, following the close of this transaction Despegar will have an option to purchase (“Call Option”) from Koin’s minority shareholders the remaining stake in Koin. This Call Option can be exercised within the 36 months following the closing date. The minority shareholders will have an option to sell their stake in Koin (“Put Option”), any time during a period commencing 18 months after the closing and ending 36 months and one business day thereafter.

(1)	Based on Webshoppers 40 Edition data

Argentina Considered Hyperinflationary Economy

As of July 1, 2018, as a result of a three-year cumulative inflation rate greater than 100% and following the guidance of ASC 830 the U.S. dollar became the functional currency of the Company’s Argentine subsidiary. This change in functional currency is being recognized prospectively in the financial statements. As a result, starting 3Q18 the impact of any change in currency exchange rate on the Company’s balance sheet accounts is reported in the Net financial income/(expense) line of the income statement instead of Other comprehensive income.

2Q20 Earnings Conference Call

When:	8:00 a.m. Eastern time, August 21, 2020

Who:	Mr. Damián Scokin, Chief Executive Officer
Mr. Alberto López-Gaffney, Chief Financial Officer
Ms. Natalia Nirenberg, Investor Relations

Dial-in:	1-844-750-4865 (U.S. domestic); 1-412-317-5275 (International)

Pre-Register: Please use this linkto pre-register for this conference call. Callers who pre-register will be given a unique PIN to gain immediate access to the call and bypass the live operator.

Webcast:CLICK HERE

Definitions and concepts

Adjusted EBITDA: is calculated as our net income/(loss) exclusive of financial income/(expense), income tax, depreciation, amortization, impairment of long-lived assets and stock-based compensation expense.

Aggregate Net Operational Short-term Obligations comprised of travel accounts payable plus related party payables and accounts payable and accrued expenses, minus trade accounts receivable net of credit expected loss and related party receivables.

Average Selling Price (ASP): reflects gross bookings divided by the total number of transactions.

Gross Bookings: Gross bookings is an operating measure that represents the aggregate purchase price of all travel products booked by the Company’s customers through its platform during a given period. The Company generates substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform, and, as a result, it monitors gross bookings as an important indicator of its ability to generate revenue.

Extraordinary Charges: extraordinary events that lead to further non regular expenses, such as: i) extraordinary cancellations; ii) extraordinary restructuring charges and bad debt provisions for airlines that have entered into Chapter 11, among others.

Foreign Exchange (“FX”) Neutral calculated by using the average monthly exchange rate of the second quarter of each month of 2019 and applying it to the corresponding months in the current year, so as to calculate what the results would have been had exchange rates remained constant. These calculations do not include any other macroeconomic effect such as local currency inflation effects.

Number of Transactions: The number of transactions for a period is an operating measure that represents the total number of customer orders completed on our platform in such period. The number of transactions is an important metric because it is an indicator of the level of engagement with the Company’s customers and the scale of its business from period to period but, unlike gross bookings, the number of transactions is independent of the average selling price of each transaction, which can be influenced by fluctuations in currency exchange rates among other factors.

Reporting Business Segments: The Company’s business is organized into two segments: (1) Air, which consists of the sale of airline tickets, and (2) Packages, Hotels and Other Travel Products, which consists of travel packages (the bundling of two or more products together which can include airline tickets and hotel rooms), as well as stand-alone sales of accommodations (including hotels and vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services.

Revenue: The Company reports its revenue on a net basis, and in some cases on a gross basis, deducting cancellations and amounts that it collects as sales taxes. Despegar derives substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform. To a lesser extent, Despegar also derives revenue from the sale of third-party advertisements on its websites and from certain suppliers when their brands appear in the Company advertisements in mass media.

Revenue Margin: calculated as revenue divided by gross bookings.

Seasonality: Despegar’s financial results experience fluctuations due to seasonal variations in demand for travel services. Bookings for vacation and leisure travel are generally higher during the fourth quarter, although to date and prior to the revenue recognition change beginning in the first quarter of 2018, the Company has recognized more revenue associated with those bookings in the fourth quarter of each year. Latin American travelers, particularly leisure travelers, who are Despegar’s primary customers, tend to travel most frequently at the end of the fourth quarter and during the first quarter of each year.

Structural Costs: Structural Costs represents management’s estimations of the fixed portion of the Company’s cost of revenue and operating expenses, which includes: call center fees (included in cost of revenue), plus the fixed portion of selling and marketing expenses (i.e., primarily personnel expenses), general and administrative expenses, and technology and product development expenses. Structural Costs does not include stock-based compensation, depreciation and amortization, capitalized IT and impairment. The estimates above do not include any costs that the Company may incur in connection with an acquisition of Best Day, as described below nor any extraordinary items related to the Company’s reorganization.

About Despegar.com

Despegar is the leading online travel company in Latin America. With over two decades of business experience and operating in 20 countries in the region, Despegar accompanies Latin American travelers from the moment they dream of taking a trip until they share their memories of that trip. Thanks to the strong commitment to technological development and customer service, Despegar offers a customized experience to more than 18 million customers.

Despegar’s websites and leading mobile apps, offer products from over 270 airlines, more than 690,000 accommodation options, as well as more than 1,260 car rental agencies and approximately 200 destination services suppliers with more than 7,500 activities throughout Latin America. The Company owns and operates two well-recognized brands, Despegar, its global brand, and Decolar, its Brazilian brand. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. In particular, the COVID-19 pandemic, and governments’ extraordinary measures to limit the spread of the virus, are disrupting the global economy and the travel industry, and consequently adversely affecting our business, results of operation and cash flows and, as conditions are recent, uncertain and changing rapidly, it is difficult to predict the full extent of the impact that the pandemic will have. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this press release.

-- Financial Tables Follow --

Unaudited Consolidated Statements of Operations for the three-month period ended June 30, 2020 (in thousands U.S. dollars, except as noted)

	2Q20	2Q19	% Chg
Revenue	(9,734)	114,087	(109%)
Cost of revenue	13,801	40,342	(66%)
Gross profit	(23,535)	73,745	(132%)
Operating expenses
Selling and marketing	6,848	50,701	(86%)
General and administrative	24,391	21,254	15%
Technology and product development	18,415	18,077	2%
Impairment of long-lived assets	1,324	-
Total operating expenses	50,978	90,032	(43%)

Operating (loss) / income	(74,513)	(16,287)	357%
Net financial income (expense)	9,428	(1,663)	n.m.
Net (loss) / income before income taxes	(65,085)	(17,950)	263%
Income tax (benefit) / expense	(8,011)	(1,483)	440%
Net (loss) / income	(57,074)	(16,467)	247%

Basic EPS (in $)	(0.82)	(0.24)	n.m.
Diluted EPS (in $)	(0.82)	(0.23)	n.m.

Basic shares weighted average[1]	69,767	69,497
Diluted shares weighted average[1]	69,767	70,652
1. In thousands

Key Financial & Operating Trended Metrics (in thousands U.S. dollars, except as noted)

	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20
FINANCIAL RESULTS
Revenue	$124,999	$123,462	$131,468	$144,011	$148,593	$128,259	$121,247	$132,515	$133,114	$114,087	$132,048	$145,627	$76,082	($9,734)
Revenue Recognition Adjustment	($3,321)	($59)	$1,310	$7,578
Cost of revenue	31,140	35,087	37,869	38,383	43,646	42,088	36,673	49,703	45,245	40,342	42,591	51,387	33,495	13,801
Gross profit	90,538	88,316	94,909	113,206	104,947	86,171	84,574	82,812	87,869	73,745	89,457	94,240	42,587	(23,535)
Operating expenses
Selling and marketing	35,546	43,289	41,097	46,356	46,410	43,450	41,572	42,925	40,933	50,701	46,656	49,604	31,985	6,848
General and administrative	18,869	18,618	15,318	19,821	15,888	16,986	17,130	17,236	20,638	21,254	25,090	25,980	18,023	24,391
Technology and product development	15,408	17,644	18,907	19,349	19,225	18,732	16,821	16,376	18,713	18,077	17,922	18,663	17,154	18,415
Impairment of long-lived assets	-	-	-	-	-	-	-	363	-	-	-	-	-	1,324
Total operating expenses	69,823	79,551	75,322	85,526	81,523	79,168	75,523	76,900	80,284	90,032	89,668	94,247	67,162	50,978

Operating income	20,715	8,765	19,587	27,680	23,424	7,003	9,051	5,912	7,585	(16,287)	(211)	(7)	(24,575)	(74,513)
Net financial income (expense)	(6,156)	(1,611)	(2,880)	(6,232)	(2,831)	(5,292)	(11,026)	(18)	(5,220)	(1,663)	(3,627)	(6,705)	10,061	9,428
Net income before income taxes	14,559	7,154	16,707	21,448	20,593	1,711	(1,975)	5,894	2,365	(17,950)	(3,838)	(6,712)	(14,514)	(65,085)
Adj. Net Income tax expense	2,418	4,254	4,373	2,617	4,235	471	(501)	2,864	479	(1,483)	(154)	(4,067)	709	(8,011)
Income tax expense	2,486	3,806	4,190	1,512	4,235	471	(501)	2,864	479	(1,483)	(154)	(4,067)	709	(8,011)
Adjustment	$68	($448)	($183)	($1,105)
Net income /(loss)	12,141	2,900	12,334	18,831	16,358	1,240	(1,474)	3,030	1,886	(16,467)	(3,684)	(2,645)	(15,223)	(57,074)
Adjusted EBITDA	$24,751	$13,096	$24,337	$32,678	$27,284	$11,972	$14,520	$13,868	$15,182	($7,323)	$9,410	$8,292	($15,611)	($65,793)

KEY METRICS
Operational
Gross bookings	$1,019,102	$1,061,026	$1,116,022	$1,258,398	$1,231,496	$1,184,355	$1,092,287	$1,207,186	$1,157,512	$1,118,134	$1,177,728	$1,280,883	$790,416	$48,913
- YoY growth	54%	40%	32%	26%	21%	12%	(2%)	(4%)	(6%)	(6%)	8%	6%	(32%)	(96%)
Number of transactions	2,129	2,210	2,298	2,419	2,514	2,607	2,596	2,676	2,652	2,448	2,723	2,855	2,031	207
- YoY growth	30%	30%	25%	19%	18%	18%	13%	11%	5%	(6%)	5%	7%	(23%)	(92%)
Air	1,246	1,325	1,328	1,386	1,362	1,513	1,512	1,557	1,517	1,459	1,586	1,658	1,211	153
- YoY growth	34%	31%	22%	13%	9%	14%	14%	12%	11%	(4%)	5%	6%	(20%)	(90%)
Packages, Hotels & Other Travel Products	883	885	970	1,033	1,152	1,094	1,085	1,119	1,135	989	1,137	1,197	820	54
- YoY growth	25%	27%	29%	27%	30%	24%	12%	8%	(1%)	(10%)	5%	7%	(28%)	(95%)
Revenue per transaction	$57.2	$55.8	$57.8	$62.7	$59.1	$49.2	$46.7	$49.5	$50.2	$46.6	$48.5	$51.0	$37.5	($47.0)
- YoY growth					3%	(12%)	(18%)	(21%)	(15%)	(5%)	4%	3%	(25%)	(201%)
Air	$45.6	$45.2	$44.3	$47.7	$44.7	$35.1	$33.4	$32.3	$32.8	$32.5	$32.3	$32.2	$30.5	$3.2
- YoY growth					(2%)	(22%)	(25%)	(32%)	(27%)	(8%)	(3%)	(0%)	(7%)	(90%)
Packages, Hotels & Other Travel Products	$73.5	$71.8	$76.2	$82.7	$76.2	$68.6	$65.2	$73.5	$73.5	$67.5	$71.1	$77.1	$47.7	($188.1)
- YoY growth					4%	(4%)	(14%)	(11%)	(4%)	(2%)	9%	5%	(35%)	(379%)
ASPs	$479	$480	$486	$520	$490	$454	$421	$451	$436	$457	$433	$449	$389	$236
- YoY growth	18%	8%	6%	6%	2%	(5%)	(13%)	(13%)	(11%)	1%	3%	(1%)	(11%)	(48%)

Net income/ (loss)	$12,141	$2,900	$12,334	$18,831	$16,358	$1,240	($1,474)	$3,030	$1,886	($16,467)	($3,684)	($2,645)	($15,223)	($57,074)
Add (deduct):
Financial expense, net	6,156	1,611	2,880	6,232	2,831	5,292	11,026	18	5,220	1,663	3,627	6,705	(10,061)	(9,428)
Income tax expense	2,418	4,254	4,373	2,617	4,235	471	(501)	2,864	479	(1,483)	(154)	(4,067)	709	(8,011)
Depreciation expense	1,343	1,362	1,337	1,033	859	1,475	1,338	1,313	1,395	2,683	2,036	1,094	1,851	1,782
Amortization of intangible assets	1,517	2,039	2,454	2,741	2,018	2,228	2,738	3,156	3,203	3,089	4,195	5,100	4,939	5,501
Share-based compensation expense	1,176	930	959	1,224	983	1,266	1,393	3,124	2,999	3,192	3,390	2,105	2,174	113
Impairment of long-lived assets	–	–	–	–	–	–	–	363	–	–	–	–	–	1,324
Adjusted EBITDA	$24,751	$13,096	$24,337	$32,678	$27,284	$11,972	$14,520	$13,868	$15,182	($7,323)	$9,410	$8,292	($15,611)	($65,793)

Unaudited Consolidated Balance Sheets as of June 30, 2020 (in thousands U.S. dollars, except as noted)

	As of June 30, 2020	As of March 31, 2020
ASSETS
Current assets
Cash and cash equivalents	223,970	221,657
Restricted cash and cash equivalents	4,169	4,272
Accounts receivable, net of allowances	44,141	115,018
Related party receivable	4,017	10,145
Other current assets and prepaid expenses	41,299	52,241
Total current assets	317,596	403,333
Non-current assets
Other Assets	31,375	22,016
Restricted cash and cash equivalents	–	–
Right of use	30,866	38,811
Property and equipment net	16,523	19,613
Intangible assets, net	47,742	50,069
Goodwill	41,664	41,551
Total non-current assets	168,170	172,060
TOTAL ASSETS	485,766	575,393
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	31,967	36,374
Travel suppliers payable	116,497	100,670
Related party payable	18,131	41,025
Loans and other financial liabilities	9,961	17,511
Deferred Revenue	8,430	9,019
Other liabilities	33,515	34,699
Contingent liabilities	5,761	5,519
Lease liabilities	4,625	6,189
Total current liabilities	228,887	251,006
Non-current liabilities
Other liabilities	2,271	7,388
Contingent liabilities	79	68
Lease liabilities	26,333	31,949
Related party liability	125,000	125,000
Total non-current liabilities	153,683	164,405
TOTAL LIABILITIES	382,570	415,411

SHAREHOLDERS’ EQUITY (DEFICIT)
Common stock	263,944	262,011
Additional paid-in capital	327,826	329,646
Other reserves	(728)	(728)
Accumulated other comprehensive income	(19,696)	(19,871)
Accumulated losses	(399,883)	(342,809)
Treasury Stock	(68,267)	(68,267)
Total Shareholders' Equity Attributable / (Deficit) to Despegar.com Corp	103,196	159,982
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	485,766	575,393

Unaudited Statements of Cash Flows for the three-month period ended June 30, 2020 and 2019

(in thousands U.S. dollars, except as noted)

	3 months ended June 30,

	2020	2019
Cash flows from operating activities
Net income	($57,074)	($16,467)
Adjustments to reconcile net income to net cash flow from operating activities
Unrealized foreign currency translation losses	(5,964)	(898)
Depreciation expense	1,782	2,683
Amortization of intangible assets	5,501	3,089
Impairment of long live assets	1,324	–
Disposals of property and equipment	1,323	597
Stock based compensation expense	113	3,192
Amortization of Right of use	919	915
Interest and penalties	323	74
Income taxes	(8,013)	(2,375)
Allowance for doubtful accounts	11,661	589
Provision / (recovery) for contingencies	521	1,165
Changes in assets and liabilities, net of non-cash transactions
(Increase) / Decrease in accounts receivable, net of allowances	59,129	(11,954)
(Increase) / Decrease in related party receivables	6,128	1,212
(Increase) / Decrease in other assets and prepaid expenses	1,973	48,154
Increase / (Decrease) in accounts payable and accrued expenses	(4,334)	2,367
Increase / (Decrease) in travel suppliers payable	21,274	(11,553)
Increase / (Decrease) in other liabilities	7,121	(7,344)
Increase / (Decrease) in contingencies	(73)	100
Increase / (Decrease) in related party liabilities	(22,466)	(3,117)
Increase / (Decrease) in lease liability	(610)	(1,317)
Increase / (Decrease) in deferred revenue	(514)	356
Net cash flows provided by / (used in) operating activities	20,044	9,468
Cash flows from investing activities
Payments for acquired business, net of cash acquired	(5,750)	(4,482)
Acquisition of property and equipment	(239)	(2,070)
Increase of intangible assets including internal-use software and website development	(3,802)	(4,366)
(Increase) / Decrease in restricted cash and cash equivalents	–	–
Net cash (used in) /provided by investing activities	(9,791)	(10,918)
Cash flows from financing activities
Increase / (Decrease) in loans and other financial liabilities	(8,656)	9,910
Capital contributions	–	–
Lease obligations	–	–
Treasury Stock	–	(2,938)
Net cash (used in) / provided by financing activities	(8,656)	6,972
Effect of exchange rate changes on cash, cash equivalents and restricted cash	613	664
Net increase / (decrease) in cash, cash equivalents and restricted cash	2,210	6,186
Cash, cash equivalents and restricted cash as of beginning of the period	225,929	316,047
Cash, cash equivalents and restricted cash as of end of the period	228,139	322,233

Use of Non-GAAP Financial Measures

This announcement includes certain references to Adjusted EBITDA and non-GAAP financial measures. The Company defines:

Adjusted EBITDA is defined as net income/(loss) exclusive of financial income/(expense), income tax, depreciation, amortization and share-based compensation expense.

Adjusted EBITDA is not a measure recognized under U.S. GAAP. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, differ materially from similarly titled measures reported by other companies, including its competitors. Adjusted EBITDA margin refers to Adjusted EBITDA as defined above divided by revenue.

To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use foreign exchange (“FX”) neutral measures.

This non-GAAP measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP and may be different from non-GAAP measures used by other companies. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. This non-GAAP financial measure should only be used to evaluate our results of operations in conjunction with the most comparable U.S. GAAP financial measures.

Reconciliation of this non-GAAP financial measure to the most comparable U.S. GAAP financial measures can be found in the tables included in this quarterly earnings release.

The Company believes that reconciliation of FX neutral measures to the most directly comparable GAAP measure provides investors an overall understanding of our current financial performance and its prospects for the future. Specifically, we believe this non-GAAP measure provide useful information to both management and investors by excluding the foreign currency exchange rate impact that may not be indicative of our core operating results and business outlook.

The FX neutral measures were calculated by using the average monthly exchange rates for each month during 2019 and applying them to the corresponding months in 2020, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. The table below excludes intercompany allocation FX effects. Finally, this measure does not include any other macroeconomic effect such as local currency inflation effects, the impact on impairment calculations or any price adjustment to compensate local currency inflation or devaluations.

The following table sets forth the FX neutral measures related to our reported results of the operations for the three-month period ended June 30, 2020:

Geographical Breakdown of Select Operating and Financial Metrics
(In millions, except as noted)
2Q20 vs. 2Q19 - As Reported

	Argentina			Brazil			Rest of Latin America			Total
	2Q20	2Q19	% Chg.	2Q20	2Q19	% Chg.	2Q20	2Q19	% Chg.	2Q20	2Q19	% Chg.
Transactions ('000)	7	496	(99%)	137	948	(86%)	62	1,004	(94%)	207.1	2,448.3	(92%)
Gross Bookings	4	216	(98%)	25	452	(95%)	20	450	(96%)	48.9	1,118.1	(96%)
ASP ($)	592	435	36%	181	477	(62%)	317	448	(29%)	236	457	(48%)
Revenues										-9.7	114.1	n.m.
Gross Profit										-23.5	73.7	n.m.
1Q20 vs. 1Q19 - FX Neutral Basis

	Argentina			Brazil			Rest of Latin America			Total
	2Q20	2Q19	% Chg.	2Q20	2Q19	% Chg.	2Q20	2Q19	% Chg.	2Q20	2Q19	% Chg.
Transactions ('000)	7	496	(99%)	137	948	(86%)	62	1,004	(94%)	207.1	2,448.3	(92%)
Gross Bookings	7	216	(97%)	34	452	(93%)	23	450	(95%)	63.7	1,118.1	(94%)
ASP ($)	919	435	111%	247	477	(48%)	369	448	(18%)	307	457	(33%)
Revenues										-12.7	114.1	n.m.
Gross Profit										-30.5	73.7	n.m.

Contacts

IR Contact
Natalia Nirenberg
Investor Relations
Phone: (+54911) 26684490
E-mail: natalia.nirenberg@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/
Name: Mariano Scagliarini
Title: General Counsel

Date: August 21, 2020